August 6, 2019


Via E-Mail

David W. Ghegan
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 3000
Atlanta, GA 30308

       Re:    Liberty Tax, Inc.
              Schedule TO-I filed on August 1, 2019
              File No. 1-35588

Dear Mr. Ghegan:

       The Office of Mergers and Acquisitions has conducted a review of the filing listed above.
Our comments follow. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit 99(A)(1)(A) to the Schedule TO-I.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed August 1, 2019

Offer to Purchase   Withdrawal Rights, page 14

   1. At the top of page 15, you state the following: "Tenders of shares of Liberty common stock may be properly withdrawn if the offer is terminated without any shares of Liberty common stock being purchased thereunder." If the offer fails, it is your obligation to promptly return tendered shares. In that circumstance, it is not the tendering holder's obligation to withdraw tendered shares. Please revise.
 David Ghegan, Esq.
Troutman Sanders LLP
August 6, 2019
Page 2


Conditions to the Offer, page 16

   2. All offer conditions must be objective and outside the control of the bidder in the tender offer. Accordingly, please delete or revise the language in the parenthetical in the first sentence, second paragraph of this section.

Equity Financing, page 18

   3. At the top of page 19, you state that the description of the subscription agreements contained in the Offer to Purchase "is not complete." While the description is necessarily a summary and not a verbatim recitation of the agreement, it should describe all of its material terms. Please revise the disclaimer language to avoid stating the description is incomplete. Please make this change where similar language appears throughout the
      Offer to Purchase (see for example, pages 20 and 21).

   4. Disclose the price per share to be paid by Tributum, L.P. for common shares of the
      Company pursuant to the subscription agreement.

   5. See our last comment above. Pursuant to the subscription agreement, you have agreed to sell to Tributum, L.P. up to $40,000,000 common shares while this offer is pending. In your response letter, explain how you determined this simultaneous distribution and repurchase is appropriate under Regulation M.

Background of the Offer, page 21

   6. We note that after Party A notified Liberty it was no longer interested in pursuing an acquisition, Party C submitted (on March 21, 2019) a non-binding indication of interest but did not specify a purchase price or range. Although Party C indicated the purchase price would likely be "significantly below" the publicly-announced price of $13.00 per share proposed by Party A, so is the offer price in the tender offer. Therefore, explain in further detail why there was apparently no further engagement with Party C to attempt to negotiate an acquisition. We note the disclosure that the Transaction Committee determined on March 29, 2019 to "conclude the solicitation of potentially interested parties."

Determination of the Special Committee, page 31

   7. Describe the "certain strategic alternatives that might be available to Liberty" considered but rejected by the Special Committee.

Opinion of the Special Advisor to the Special Committee, page 35
 David Ghegan, Esq.
Troutman Sanders LLP
August 6, 2019
Page 3


   8. The disclosure on page 36 indicates that the financial advisor reviewed information about the Company's future operations and prospects and conducted a discounted cash flow analysis described on page 42. So that shareholders may understand the information that formed the basis for such analysis, disclose the projections provided and used by
      Houlihan Lokey.

Miscellaneous, page 94

   9. Please refer to the statement here that "the offer may not be made to (nor will tenders of
      Liberty common stock be accepted from or on behalf of)" shareholders located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See
Section II.G.1 of
      Securities Exchange Act Release No. 58597 (September 19, 2008).

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                   Sincerely,

                                                   /s/ Christina Chalk

                                                   Christina Chalk
                                                   Senior Special Counsel
                                                   Office of Mergers and
Acquisitions